SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

     Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934

BIORELIANCE CORPORATION
(Name of Subject Company)

BIORELIANCE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

090951 10 4
(CUSIP Number of Class of Securities)

Capers W. McDonald
President and Chief Executive Officer
BioReliance Corporation
14920 Broschart Road
Rockville, MD 20850
(301) 738-1000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the person(s) filing statement)

Copy to:

Andrew P. Varney, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, N.W., Suite 800
Washington, D.C. 20004
(202) 639-7032

     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 5, 2004, members of the management of Invitrogen Corporation and BioReliance made a presentation to the employees of BioReliance Corporation. The presentation materials from this presentation were filed on January 6, 2004 by Invitrogen Corporation under cover of Schedule TO as Exhibit (a)(5)(3) and are incorporated by reference into this filing.